Exhibit 10.48

OVERLAND STORAGE, INC.
SUMMARY SHEET
OF
DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Non-Employee Director Compensation

Our compensation plan for non-employee directors consists of both a cash component and an equity component. We pay each non-employee director $5,000 per quarter, plus $2,500 for each Board meeting attended ($1,250 if held telephonically), plus reimbursement for expenses. The Chairman of the Board receives an additional $2,500 per quarter in addition to the non-employee director fee of $5,000 per quarter.  Members of the Audit Committee and the Compensation Committee receive a retainer of $500 per quarter in lieu of a fee for committee meetings attended during a quarter and members of the Nominating and Governance Committee receive $500 for each committee meeting attended ($250 if held telephonically and no fee if held the same day as a Board meeting).  Members of the Special Committee on Shareholder Value will receive $500 for each committee meeting attended (whether telephonically or in person) since formation of the committee.  Such fee will not be paid for committee meeting in joint session with the full board.

In addition to the cash component of compensation, each non-employee director receives stock options.  Under our 2003 Equity Incentive Plan, which we refer to as the 2003 Incentive Plan, each non-employee director receives a ten-year nonqualified stock option to purchase 18,000 shares on the same date as the company’s annual meeting of shareholders.  These options are exercisable at fair market value on the date of grant and vest in equal monthly installments over a 12-month period, as measured from the grant date.  When a new non-employee director joins the board, such director will be awarded a new option for a number of shares determined by multiplying 1,500 by the number of months remaining until the next scheduled annual meeting date, giving credit for any partial month.  Such option will vest at the rate of 1,500 shares per month and will be fully vested at the next annual meeting date, at which time the director will receive the normal annual grant. On November 15, 2005, the date of our last annual meeting of shareholders, Scott McClendon, Robert Degan and Michael Norkus each received an option for 18,000 shares.  In connection with their elections to the Board, Mark Barrenechea received an option for 16,500 shares on December 21, 2005 and William Miller received an option for 7,500 shares on June 12, 2006.

Compensation of Executive Officers

Our executive officers serve at the discretion of the Board of Directors. From time to time, the Compensation Committee of the Board of Directors reviews and determines the salaries that are paid to our executive officers. The following table sets forth the annual salary rates for the our current executive officers as of the date of this report on Form 10-K:

Christopher Calisi	$395,000	(1)
W. Michael Gawerecki	$246,500
Christie Huff	$195,000
Michael S. Kerman	$225,000
Vernon A. LoForti	$297,750
Robert J. Scroop	$220,500

(1)  Effective November 15, 2005, at the request of Mr. Calisi, we reduced his annual salary from $500,000 to $395,000 as described more fully under “Employment Arrangements with Current Executive Officers” below.

Employment Arrangements with Current Executive Officers

The following discussion summarizes the employment arrangements between us and our current executive officers as of the date of this report on Form 10-K:

Christopher Calisi.  We entered into an employment agreement with Mr. Calisi on March 12, 2001, pursuant to which Mr. Calisi is employed as our President and Chief Executive Officer. The employment agreement has a one-year term, automatically renews for successive one-year terms, and provides that our Board may unilaterally modify Mr. Calisi’s compensation at any time.  If we terminate Mr. Calisi’s employment without cause, then we are obligated to pay him a severance payment equal to his base salary, payable on a pro-rated basis according to our normal payroll cycle for the 12 months following his termination. In addition, he is entitled to receive accelerated vesting for any stock options that would otherwise have vested during the 12-month period following his termination. He is also entitled to receive the cash severance payment if he resigns for good reason because of any of the following events: (i) reduction in compensation of more than 10%; (ii) change in position or duties so that his duties are no longer consistent with his previous position; or (iii) change in principal place of work to more than 50 miles from our current facility without his approval.

On November 22, 2005, we amended the terms of Mr. Calisi’s employment agreement and retention agreement pursuant to a voluntary offer made by Mr. Calisi at a meeting of our board of directors on November 15, 2005.  Pursuant to the amendments, Mr. Calisi’s gross annual base salary was reduced from $500,000 to $395,000 effective as of November 15, 2005, except that solely for purposes of calculating severance payments under the employment agreement and retention agreement, Mr. Calisi’s salary will be deemed to be the greater of $500,000 or his then current salary as of the date of termination or a change of control, as applicable.  The reduction in salary will reduce the annual bonus for which Mr. Calisi is eligible under the employment agreement and the retention agreement, and will not constitute “good reason” to terminate the employment agreement or retention agreement.  The board of directors will have sole and absolute discretion to modify Mr. Calisi’s compensation going forward, including any increase in compensation, subject to the existing terms of the agreements.

The annual salary of Mr. Calisi had been increased to $500,000 by the Compensation Committee on April 28, 2005 effective immediately.  On that day, Mr. Calisi also received (1) a cash bonus of $21,500 effective immediately, (2) a grant of 50,000 restricted shares of our common stock pursuant to the 2003 Incentive Plan, which vest in installments of 16,667, 16,667 and 16,666 shares on January 1, 2006, January 1, 2007 and January 1, 2008, respectively, (3) an option to purchase up to 100,000 shares of our common stock at the purchase price of $11.00 per share pursuant to the 2003 Incentive Plan, which option is immediately vested as to 11,200 shares, with the remainder vesting at a rate of 2,775 option shares on the last day of the month commencing May 31, 2005 through December 31, 2007, and (4) a grant of an additional 50,000 restricted shares of our common stock pursuant to the 2003 Incentive Plan, which will vest as to 12,500, 12,500 and 25,000 shares, respectively, if the volume weighted daily average stock price for ten consecutive trading days reaches $20, $25 and $30, respectively, on or before January 1, 2008, provided that Mr. Calisi is employed by us as Chief Executive Officer on such dates(s).  Mr. Calisi continues to be eligible to receive a performance bonus equivalent to 75% of his base salary pursuant to our MBO and Bonus Program.  The above referenced stock option grant to Mr. Calisi accelerates upon a Change in Control as defined in the 2003 Incentive Plan.  The vesting of shares underling the stock option and restricted stock grants pursuant to the 2003 Incentive Plan described above will cease upon termination of Service to Overland, as defined in the 2003 Incentive Plan.

W. Michael Gawarecki.  Mr. Gawarecki, our Vice President of Operations is an at-will employee and may be terminated by us for any reason, with our without notice.  Mr. Gawarecki currently earns an annual salary of $246,500.  The September 2005 employment agreement between us and Mr. Gawarecki expired on June 30, 2006.

Christie Huff.  Ms. Huff, our Vice President of Worldwide Marketing, is an at-will employee and may be terminated by us for any reason, with or without notice.  Ms. Huff currently earns an annual salary of $195,000 per year.

Michael S. Kerman.  Mr. Kerman, our Vice President and General Manager of the Appliance Business Unit, is an at-will employee and may be terminated by us for any reason, with or without notice.  Mr. Kerman currently earns an annual salary of $225,000 per year.

Vernon A. LoForti.  We entered into an employment agreement with Mr. LoForti on December 4, 2000, pursuant to which Mr. LoForti is employed as our Vice President and Chief Financial Officer. The employment agreement has a one-year term, automatically renews for successive one-year terms, and provides that our Board may unilaterally modify Mr. LoForti’s compensation at any time.  If we terminate Mr. LoForti’s employment without cause, then we are obligated to pay him a severance payment equal to his base salary, payable on a pro-rated basis according to our normal payroll cycle for the 12 months following his termination. In addition, he is entitled to receive accelerated vesting for any stock options that would otherwise have vested during the 12-month period following his termination. He is also entitled to receive the cash severance payment if he resigns for good reason because of any of the following events: (i) reduction in compensation of more than 10%; (ii) change in position or duties so that his duties are no longer consistent with his previous position; or (iii) change in principal place of work to more than 50 miles from our current facility without his approval.  Mr. LoForti currently earns a salary of $297,750 per year.

Robert J. Scroop.  Mr. Scroop, our Vice President Engineering, is an at-will employee and may be terminated by us for any reason, with or without notice.  Mr. Scroop currently earns an annual salary of $220,500 per year.

Stock Option Acceleration Program

In July 2005, our Board of Directors approved the accelerated vesting of all unvested stock options, held by the company’s officers and employees, with an exercise price at or above $12.00 per share, effective July 3, 2005. The stock option acceleration program does not apply to stock options held by our non-employee directors. The accelerated options were issued under the 2000 Stock Option Plan, the 2001 Supplemental Stock Option Plan and the 2003 Incentive Plan.  In connection with the acceleration of vesting of options held by our executive officers, each executive officer agreed not to sell or transfer any shares subject to accelerated vesting until the original vesting date would have occurred based on the original vesting schedule (without giving effect to any future termination of service). The primary purpose of the accelerated vesting was to eliminate future stock-based employee compensation expense.

Retention Agreements

We entered into retention agreements with Messrs. LoForti, Scroop and Gawarecki effective January 27, 2000, with Mr. Calisi effective March 12, 2001, with Mr. Kerman effective August 30, 2004 and with Ms. Huff effective September 14, 2005.  These agreements provide that the officer will receive a severance payment if, within two years of the consummation of a change in control of Overland, he or she is terminated without cause or resigns with good reason. These severance payments are based on the officer’s base salary at the time of the consummation of the change in control or the termination date, whichever is higher, plus his or her target bonus for the year prior to the consummation of the change in control. The agreements provide that, upon a change in control, Mr. Calisi would be entitled to receive an amount equal to 2.5 times his base salary plus target bonus, and Mr. LoForti would be entitled to receive an amount equal to 2.0 times his base salary plus target bonus. Ms. Huff, and Messrs. Gawarecki, Kerman, and Scroop each would be entitled to an amount equal to their respective base salary plus target bonus. If any portion of any payment under any of the agreements would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code, then that payment will be reduced to an amount that is one dollar less than the threshold for triggering the tax imposed by Section 4999 of the Internal Revenue Code.

MBO and Bonus Plan

Our Chief Executive Officer and other executive officers participate in our executive bonus plan which is designed as a performance-based component of their compensation package. The Compensation Committee tailors the plan for each executive to be unique to his or her area of responsibility. For fiscal year 2006, the plan established by the Compensation Committee has been and will be evaluated and paid on a quarterly basis, and include two performance measurement points for each executive officer:

•      our actual earnings per share (EPS) in comparison to the target approved by the Compensation Committee; and

•      achievement of individual job performance goals and objectives.

No bonuses were paid under the plan during the 2006 fiscal year, because the EPS targets were not achieved.

Discretionary Bonus

On January 24, 2006, the Compensation Committee of our board of directors approved a $10,000 discretionary bonus payable immediately to certain of our executive officers in recognition of certain OEM business awarded to Overland.  The $10,000 discretionary bonus was paid in February 2006 to each of the following persons:

Diane N. Gallo	Former Vice President, Human Resources
W. Michael Gawarecki	Vice President, Operations
Christie Huff	Vice President, Worldwide Marketing
Michael Kerman	Vice President and General Manager, Appliance Business Unit
Vernon A. LoForti	Vice President, Chief Financial Officer and Secretary
Robert J. Scroop	Vice President, Engineering